

Ernie Butler · 3rd

Consultant at Dextera

Little Rock, Arkansas, United States · 43 connections ·

Contact info


Dextera

Rice University

Experience

Consultant

Dextera · Full-time

Mar 2011 – Present · 10 yrs 3 mos

Little Rock, AR

Provide management consulting & business services to SMEs.



Chief Compliance Officer

Hypnos Virtual · Part-time

Jul 2020 – Present · 11 mos

Little Rock, Arkansas, United States

HYPNOS is the developer of SCENTSCAPE, a unique media system that delivers "Disneyland-level" immersive media experiences that are both bio-therapeutic and entertaining, delivering sensuous, highly lifelike natural experiences that uplift mood, diminish stress and increase mental focus. Wearable EEG tech enables Scentscape to track brainwaves in real-t …see more


HypnosVR.com - Bio-Aroma Immersive...

President

I. E. Butler Securities Inc. · Full-time

Jun 1998 – May 2010 · 12 yrs

Little Rock, AR

I. E. Butler Securities Inc. was a NASD/FINRA-registered broker-dealer specializing in private placements of equity.

Human Resources Manager

Texaco Inc. · Full-time

Jun 1981 – Apr 1998 · 16 yrs 11 mos

Houston & New Orleans

From 1992 to 1998 was Human Resources Manager for Texaco's Natural Gas Plants & Pipelines division in New Orleans, Louisiana.

Education



Rice University

Bachelor's Degree, Business/Managerial Studies

1977 – 1980

Skills & endorsements

Human Resources · 2
Chris Fuller and 1 connection have given endorsements for this skill

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Talent Management · 1
Cindy Everett has given an endorsement for this skill

Coaching · 1
Cindy Everett has given an endorsement for this skill



